EXHIBIT 99


FOR IMMEDIATE RELEASE


ACME ELECTRIC REPORTS FOURTH QUARTER RESULTS


     EAST AURORA, N.Y., August 18, 1997 -- Acme Electric Corporation (NYSE:
ACE) today reported that the results of consolidated operations for the fiscal year ended June 30, 1997, were net sales of $94,062,000 with net income of $136,000, or $.03 per share, compared with net sales of $96,551,000 and a net loss of $280,000, or $.06 per share, during the prior year.
     These results reflect a settlement with the New York State Department of Environmental Conversation (DEC) regarding remediation of the Cuba, New York, municipal landfill. A one-time charge of $725,000 was taken in the fourth quarter related to this matter.
     Robert J. McKenna, Chairman and Chief Executive Officer, stated that, "We are gratified by continued sales increases in our Power Distribution Products Division. We are also pleased with the operational improvements attained at our Aerospace Division. Sales declines at our Electronics Division have challenged us to implement measures that minimize the short-term financial impact, while providing the foundation for recovery later in this fiscal year."
     Mr. McKenna added that, "The Cuba landfill situation was the Company's only known environmental liability, and we are pleased to have reached an agreeable settlement with the DEC."
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C. and Tempe, Ariz.
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ACME ELECTRIC CORPORATION

Comparative Analysis
(in thousands, except for per share data)



                             FOR THE YEAR ENDED     FOR THE 13 WEEKS ENDED
                             06/30/97   06/30/96      06/30/97   06/30/96
                             --------   --------      --------   --------

Net Sales                     $94,062    $96,551       $23,355    $24,040
Net Income (Loss)                 136       (280)         (178)       148
Net Income (Loss) Per
  Common Share                   $.03      $(.06)        $(.03)      $.03
Weighted Number of Shares
  Outstanding Used to Compute
  Net Income (Loss) Per
  Common Share              4,971,789  4,955,626     4,995,805  4,962,196